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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
         THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

            RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                            ------------------------

                              ROY F. WESTON, INC.
                                (NAME OF ISSUER)

                              ROY F. WESTON, INC.
                              WILLIAM L. ROBERTSON
                               PATRICK G. MCCANN
                      (NAME OF PERSON(S) FILING STATEMENT)

                SERIES A COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   961137106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ARNOLD P. BORISH
                                GENERAL COUNSEL
                              ROY F. WESTON, INC.
                                1400 WESTON WAY
                          WEST CHESTER, PA 19380-1499
                                 (610) 701-5115
         (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                                   COPIES TO:

                               F. DOUGLAS RAYMOND
                           DRINKER BIDDLE & REATH LLP
                                ONE LOGAN SQUARE
                            18TH AND CHERRY STREETS
                          PHILADELPHIA, PA 19103-6996
                                 (215) 988-2700
                            ------------------------
    This statement is filed in connection with (check the appropriate box):

    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule
              13e-3(c) under the Securities Exchange Act of 1934.
    b.   [ ]  The filing of a registration statement under the Securities
              Act of 1933.
    c.   [ ]  A tender offer.
    d.   [ ]  None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

    Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                   TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------------------------------------------------
                        $52,341,051                                                    $10,500
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

 * For purposes of calculation of the filing fee only, this amount is based on
   (i) $11,238,922 (the number of outstanding Common Shares of Roy F. Weston, Inc. multiplied by $5.38 (the cash consideration per share of common stock) plus 8,187,675 (the number of outstanding shares of Series A Common Shares of Roy F. Weston, Inc. and the number of Series A Common Shares underlying options) multiplied by $5.02 (the cash consideration per share of Series A common stock).

** The amount of the filing fee calculated in accordance with Exchange Act Rule
   0-11(b) equals 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check the box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    $10,500                 FILING PARTY:  ROY F. WESTON, INC.
FORM OR REGISTRATION NO.:  PRELIMINARY PROXY       DATE FILED:    MARCH 22, 2001
                           STATEMENT SCHEDULE 14A

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

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (1) Roy F. Weston, Inc., a Pennsylvania corporation (the "Company"), (2) William L. Robertson, Chief Executive Officer of the Company, and (3) Patrick G. McCann, President and Chief Operating Officer of the Company. The Schedule 13E-3 is intended to satisfy the reporting requirements of
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     This Schedule 13E-3 relates to an Agreement and Plan of Merger dated as of March 9, 2001, (the "Merger Agreement"), among the Company, ACAS Acquisitions (Weston) Inc. ("Parent") and Weston Acquisition Corporation ("Subsidiary"), pursuant to which Subsidiary will merge with and into the Company (the "Merger"). The Company will be the surviving entity. In the Merger, each outstanding share of the Company's Series A common stock, par value $.10 per share, will be converted into the right to receive $5.02 cash, and each outstanding share of the Company's Common Stock, par value $0.10 per share, will be converted into the right to receive $5.38 cash (in each case other than shares held by shareholders who properly demand appraisal rights with respect to such shares). Options and stock appreciation rights will be treated as described more fully in the Proxy Statement (as defined below). Any shares of the Company held by the Company or Parent, or any of their subsidiaries, will be cancelled without payment therefor.

     Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a preliminary proxy statement under Regulation 14A of the Exchange Act (the "Proxy Statement") relating to the special meeting of shareholders of the Company at which the shareholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement and approve the Merger.

     A copy of the Proxy Statement is attached hereto as Exhibit (a)(1), and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A promulgated under the Exchange Act.

     The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company, Mr. Robertson and Mr. McCann has been provided by the Company. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given them in the Proxy Statement.

ITEM 1.  SUMMARY TERM SHEET

ITEM 1001


     The information contained in the section of the Proxy Statement entitled "SUMMARY TERM SHEET" is incorporated herein by reference.


ITEM 2.  SUBJECT COMPANY INFORMATION

ITEM 1002


     (a) The information contained in the section of the Proxy Statement entitled "SUMMARY TERM SHEET -- The Parties to the Merger -- Roy F. Weston, Inc." is incorporated herein by reference.


     (b) The information contained in the section of the Proxy Statement entitled "THE SPECIAL MEETING -- Record Date; Quorum" is incorporated herein by reference.

     (c)-(d) The information contained in the section of the Proxy Statement entitled "MARKET AND TRANSACTIONAL INFORMATION ABOUT WESTON SECURITIES -- Common Share Market Price; Dividend Information" is incorporated herein by reference.

     (e) Not applicable.

     (f) The information contained in the section of the Proxy Statement entitled "MARKET AND TRANSACTIONAL INFORMATION ABOUT WESTON SECURITIES -- Common Share Purchase Information" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

ITEM 1003


     (a) The filing persons are the subject company, Roy F. Weston, Inc., its Chief Executive Officer, William L. Robertson, and its President and Chief Operating Officer, Patrick G. McCann. The information contained in the section of the Proxy Statement entitled "SUMMARY TERM SHEET -- The Parties to the Merger -- Roy F. Weston, Inc." and "INFORMATION ABOUT THE
PARTIES -- Weston -- Background Information About Management" is incorporated herein by reference.


     (b) Not applicable.

     (c) The information contained in the section of the Proxy Statement entitled "INFORMATION ABOUT THE PARTIES -- Weston -- Background Information About Management" is incorporated herein by reference. During the last five years, neither Mr. Robertson nor Mr. McCann, and to the best knowledge of Messrs. Robertson and McCann, none of the other persons listed in "INFORMATION ABOUT THE PARTIES -- Weston -- Background Information About Management" has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding that resulted in (i) a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws or (ii) a finding of any violation of such laws. All of the persons listed in "INFORMATION ABOUT THE PARTIES -- Weston -- Background Information About Management" are United States citizens.

ITEM 4.  TERMS OF THE TRANSACTION

ITEM 1004

     (a)(1) Not applicable.


     (a)(2) The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM SHEET -- The Merger," "THE SPECIAL MEETING -- 1. Adoption of the Merger Agreement -- The Merger," "BACKGROUND OF THE MERGER," "SPECIAL FACTORS -- Reasons for the Recommendation of the Merger by the Special Committee and the Board," "SPECIAL FACTORS -- Purposes and Structure of the Merger," "SPECIAL FACTORS -- Certain Effects of the Merger," "SPECIAL FACTORS -- Material Federal Income Tax Consequences," "THE SPECIAL MEETING -- 1. Adoption of the Merger
Agreement -- The Merger" and "THE SPECIAL MEETING -- Required Vote" is incorporated herein by reference.



     (c) The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM SHEET -- The Merger," "SUMMARY TERM SHEET -- Interests of Certain Persons Involved in the Merger that are Different from Yours," "SUMMARY TERM SHEET -- Voting Arrangements," "SPECIAL FACTORS -- Purposes and Structure of the Merger," "INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST," "SPECIAL FACTORS -- Certain Effects of the Merger," "THE SPECIAL MEETING -- 1. Adoption of the Merger Agreement -- The Merger," "THE SPECIAL MEETING -- 1. Adoption of the Merger Agreement -- The Merger Agreement" and "THE SPECIAL MEETING -- 1. Adoption of the Merger Agreement -- Weston Family Agreements" is incorporated herein by reference.



     (d) The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET -- Dissentors' Rights," "THE SPECIAL MEETING -- 1. Adoption of the Merger Agreement -- The Merger Agreement -- Merger Consideration" and "THE SPECIAL MEETING -- Appraisal Rights" is incorporated herein by reference.

     (e) The information contained in the section of the Proxy Statement entitled "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference. Except as described in such section of the Proxy Statement, the filing persons have made no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of the Company or related files of the other filing persons, or to obtain counsel or appraisal services at the expense of any such filing persons.

     (f) Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

ITEM 1005

     (a) Not applicable.

     (b) The information contained in the sections of the Proxy Statement entitled "BACKGROUND OF THE MERGER," "THE SPECIAL MEETING -- 1. Adoption of the Merger Agreement -- Weston Family Agreements -- January 1998 Voting Agreement, Pool Majority Notice and Agreement with Special Committee" is incorporated herein by reference.

     (c) The information contained in the sections of the Proxy Statement entitled "BACKGROUND OF THE MERGER," "CERTAIN PROJECTIONS," "SPECIAL
FACTORS -- Purposes and Structure of the Merger," "INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST," "THE SPECIAL MEETING -- 1. Adoption of the Merger Agreement -- The Merger," "THE SPECIAL MEETING -- 1. Adoption of the Merger Agreement -- The Merger Agreement" and "THE SPECIAL MEETING -- 1. Adoption of the Merger Agreement -- Weston Family Agreements -- Consulting, Employment and Other Agreements" is incorporated herein by reference.

     (e) The information contained in the sections of the Proxy Statement entitled "INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST," "SPECIAL FACTORS -- Certain Effects of the Merger," "FINANCING OF THE MERGER" and "THE SPECIAL MEETING -- 1. Adoption of the Merger Agreement" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

ITEM 1006


     (b) The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET -- The Merger," "SUMMARY TERM SHEET -- Dissenters' Rights," "INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST," "SPECIAL FACTORS -- Certain Effects of the Merger," "THE SPECIAL MEETING -- 1. Adoption of the Merger Agreement -- The Merger -- General," "THE SPECIAL
MEETING -- 1. Adoption of the Merger Agreement -- The Merger Agreement" and "THE SPECIAL MEETING -- 1. Adoption of the Merger Agreement -- Appraisal Rights" is incorporated herein by reference.



     (c)(1)-(8) The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET -- Merger Financing," "INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST," "THE SPECIAL MEETING -- 1. Adoption of the Merger Agreement -- The Merger -- Board of Directors of Weston Following the Merger," "SPECIAL FACTORS -- Certain Effects of the Merger," "FINANCING OF THE MERGER" and "MARKET AND TRANSACTIONAL INFORMATION ABOUT WESTON
SECURITIES -- Common Share Market Price; Dividend Information" is incorporated herein by reference.


ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

ITEM 1013

     (a)-(c) The information contained in the sections of the Proxy Statement entitled "BACKGROUND OF THE MERGER," "SPECIAL FACTORS -- Purposes and Structure of the Merger" and "SPECIAL

FACTORS -- Reasons for the Recommendation of the Merger by the Special Committee and the Board" is incorporated herein by reference.


     (d) The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM SHEET -- The Merger," "SUMMARY TERM SHEET -- Interests of Certain Persons Involved in the Merger that are Different from Yours," "SPECIAL FACTORS -- Purposes and Structure of the Merger," "SPECIAL FACTORS -- Reasons for the Recommendation of the Merger by the Special Committee and the Board," "INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST," "SPECIAL FACTORS -- Certain Effects of the Merger," "SPECIAL FACTORS -- Material Federal Income Tax Consequences," "THE SPECIAL MEETING -- 1. Adoption of the Merger
Agreement -- the Merger" and "THE SPECIAL MEETING -- 1. Adoption of the Merger Agreement -- Weston Family Agreements -- Consulting, Employment and Other Agreements" is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION

ITEM 1014


     (a), (b) The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM
SHEET -- Fairness of the Merger," "BACKGROUND OF THE MERGER," "SPECIAL
FACTORS -- Purposes and Structure of the Merger," "SPECIAL FACTORS -- Reasons for the Recommendation of the Merger by the Special Committee and the Board," "SPECIAL FACTORS -- Belief of the Filing Persons in the Fairness of the Merger," "SPECIAL FACTORS -- Opinion of Financial Advisor" and "THE SPECIAL MEETING -- Recommendation of the Weston Board of Directors."


     (c) SPECIAL FACTORS -- The information contained in the section of the Proxy Statement entitled "THE SPECIAL MEETING -- Required Vote" is incorporated herein by reference.

     (d) The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "BACKGROUND OF THE MERGER," "SPECIAL FACTORS -- Reasons for the Recommendation of the Merger by the Special Committee and the Board," "SPECIAL FACTORS -- Purposes and Structure of the Merger," "SPECIAL FACTORS -- Belief of the Filing Persons in the Fairness of the Merger" and "THE SPECIAL MEETING -- Recommendation of the Weston Board of Directors" is incorporated herein by reference.

     (e) The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS -- Purposes and Structure of the Merger," "SPECIAL FACTORS -- Reasons for the Recommendation of the Merger by the Special Committee and the Board," "SPECIAL
FACTORS -- Belief of the Filing Persons in the Fairness of the Merger" and "THE SPECIAL MEETING -- Recommendation of the Weston Board of Directors" is incorporated herein by reference.

     (f) The information contained in the section of the Proxy Statement entitled "BACKGROUND OF THE MERGER" is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

ITEM 1015

     (a)-(c) The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "BACKGROUND OF THE MERGER," "SPECIAL FACTORS -- Opinion of Financial Advisor" and "SPECIAL
FACTORS -- Opinion of the Compensation Consultant" and in Appendix B to the Proxy Statement is incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

ITEM 1007


     (a), (b) and (d) The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET -- Merger Financing" and "FINANCING OF THE MERGER" and in Exhibits (b)(1) and (b)(2) of this Schedule 13E-3 is incorporated herein by reference.


     (c) The information contained in the sections of the Proxy Statement entitled "EXPENSES AND FEES" and "THE SPECIAL MEETING -- 1. Adoption of the Merger Agreement -- The Merger Agreement" is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

ITEM 1008

     (a) The information contained in the section of the Proxy Statement entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

     (b) The information contained in the section of the Proxy Statement entitled "MARKET AND TRANSACTIONAL INFORMATION ABOUT WESTON SECURITIES -- Recent Transactions in Weston Securities" is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION

ITEM 1012


     (d) The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY TERM SHEET -- Voting Arrangements," "THE SPECIAL MEETING -- Required Vote" and "THE SPECIAL
MEETING -- 1. Adoption of the Merger Agreement -- Weston Family
Agreements -- January 1998 Voting Agreement, Pool Majority Notice and Agreement with Special Committee" is incorporated herein by reference.


     (e) The information contained in the sections of the Proxy Statement entitled "BACKGROUND OF THE MERGER" and "THE SPECIAL MEETING -- Recommendation of the Weston Board of Directors" is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS

ITEM 1010


     (a) The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET -- Selected Historical Financial Data" and "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference. In addition, the financial information referenced therein is incorporated herein by reference.


     (b) Not applicable.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

ITEM 1009

     (a), (b) The information contained in the sections of the Proxy Statement entitled "THE SPECIAL MEETING -- Solicitation of Proxies" and "EXPENSES AND FEES" is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION

ITEM 1011

     (b) The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16.  EXHIBITS

     The following documents are filed as exhibits to this Schedule 13E-3:


 (a)(1)   Amendment No. 1 to Proxy Statement (incorporated herein by reference to the Company's Proxy Statement filed by the
          Company with the Securities and Exchange Commission on April
          25, 2001).
 (a)(2)   Press Release of the Company dated March 12, 2001
          (incorporated herein by reference to the Company's Current
          Report on Form 8-K filed with the Securities and Exchange
          Commission on March 12, 2001).
*(b)(1)   Commitment Letter dated March 7, 2001 among Bank of America,
          N.A., Fleet Capital Corporation and ACAS Acquisitions
          (Weston), Inc.
*(b)(2)   Commitment Letter dated March 7, 2001 between American
          Capital Strategies, Ltd. and ACAS Acquisitions (Weston),
          Inc. (including Financing Term Sheet).
 (c)(1)   Opinion of Raymond James & Associates, Inc. (incorporated
          herein by reference to Appendix B to the Amendment No. 1 to
          Proxy Statement listed in Exhibit (a)(1) above).
*(c)(2)   Opinion of Buck Consultants, Inc.
 (d)(1)   Agreement and Plan of Merger dated as of March 9, 2001 by
          and among ACAS Acquisitions (Weston), Inc., Weston
          Acquisition Corporation and Roy F. Weston, Inc.
          (incorporated herein by reference to Appendix A to the
          Amendment No. 1 to Proxy Statement listed in Exhibit (a)(1)
          above).
 (d)(2)   Stock Pooling Agreement among the Company and certain
          holders of the Company's Common Stock effective January 2,
          1998 (incorporated herein by reference to Exhibit 10.29 to the Company's Annual Report on form 10-K for the year ended
          December 31, 1997) (the "Stock Pooling Agreement").
*(d)(3)   Pool Majority Notice dated October 23, 2000 executed
          pursuant to the Stock Pooling Agreement by certain parties thereto (the "Pool Majority Notice"), and letter agreement dated March 9, 2001 amending the same.
*(d)(4)   Agreement dated October 23, 2000 by and among the Special
          Committee of the Company's Board of Directors and the
          signatories to the Pool Majority Notice, and letter
          agreement dated March 9, 2001 amending the same.
*(d)(5)   Management Exchange Letter Agreement dated March 9, 2001
          among ACAS Acquisitions (Weston), Inc., American Capital
          Strategies, Ltd. and William L. Robertson.
*(d)(6)   Management Exchange Letter Agreement dated March 9, 2001
          among ACAS Acquisitions (Weston), Inc., American Capital
          Strategies, Ltd. and Patrick G. McCann.
 (d)(7)   Consulting Services/Retirement Agreement dated July 19, 1997 between Roy F. Weston, Inc. and Roy F. Weston (incorporated herein by reference to Exhibit 10.11 to the Company's
          Quarterly Report on Form 10-Q for the quarter ended
          September 30, 1997).
*(d)(8)   Form of Non-disparagement letter agreement.
*(d)(9)   Essential Terms Letter Agreement dated March 9, 2001 between
          ACAS Acquisitions (Weston), Inc. and certain members of the
          Weston family (including forms of Roy F. Weston, Inc.
          Consulting and Non-Compete Agreement for each of Katherine
          W. Swoyer and A. Frederick Thompson, Employment Agreement
          between Roy F. Weston, Inc. and Wayne F. Hosking, Jr.,
          Employment Agreement between Roy F. Weston, Inc. and Thomas
          M. Swoyer, Jr., Amendment to Employment Agreement between
          Roy F. Weston, Inc. and Melissa T. Kalucki and Letter
          Agreement with Thomas M. Swoyer regarding real estate
          matters).
*(d)(10)  Form of Employment Agreement between Roy F. Weston, Inc. and
          William L. Robertson (attached as exhibit to Management
          Exchange Letter Agreement in Exhibit (d)(5) above).

*(d)(11)  Form of Employment Agreement between Roy F. Weston, Inc. and
          Patrick G. McCann (attached as exhibit to Management
          Exchange Letter Agreement in Exhibit (d)(6) above).
 (d)(12)  Consulting and Services Agreement between Roy F. Weston,
          Inc. and Katherine W. Swoyer effective July 1, 1998
          (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report for the quarter ended June 30,
          1998).
 (d)(13)  Master Services Agreement for Consulting Services between
          Infrastructure Revitalization Institute and Roy F. Weston,
          Inc. dated November 11, 1999 (incorporated herein by reference to Exhibit 10.19 to the Company's Annual Report for the year ended 1999).
*(d)(14)  Financing Term Sheet of American Capital Strategies, Ltd.
          (referred to in Exhibit (b)(2) above).
*(d)(15)  Letter Agreement regarding the Merger Transaction among ACAS
          Acquisitions (Weston), Inc., Roy F. Weston, Inc., RFW
          Enterprises, Inc., Katherine W. Swoyer, Susan W. Thompson and Roy F. Weston.
*(f)      Subchapter D of Chapter 15 of the Pennsylvania Business
          Corporation Law.
 (g)      Not applicable.


---------------


*Filed as an exhibit to the Company's Schedule 13E-3 filed on March 22, 2001 and incorporated by reference herein.

                                 EXHIBIT INDEX



EXHIBIT NO.    EXHIBIT
-----------    -------
     (a)(1)    Amendment No. 1 to Proxy Statement (incorporated herein by reference to the Company's Proxy Statement filed by the
               Company with the Securities and Exchange Commission on April
               25, 2001).
     (a)(2)    Press Release of the Company dated March 12, 2001
               (incorporated herein by reference to the Company's Current
               Report on Form 8-K filed with the Securities and Exchange
               Commission on March 12, 2001).
    *(b)(1)    Commitment Letter dated March 7, 2001 among Bank of America,
               N.A., Fleet Capital Corporation and ACAS Acquisitions
               (Weston), Inc.
    *(b)(2)    Commitment Letter dated March 7, 2001 between American
               Capital Strategies, Ltd. and ACAS Acquisitions (Weston),
               Inc. (including Financing Term Sheet).
     (c)(1)    Opinion of Raymond James & Associates, Inc. (incorporated
               herein by reference to Appendix B to Amendment No. 1 to the
               Proxy Statement listed in Exhibit (a)(1) above).
    *(c)(2)    Opinion of Buck Consultants, Inc.
     (d)(1)    Agreement and Plan of Merger dated as of March 9, 2001 by
               and among ACAS Acquisitions (Weston), Inc., Weston
               Acquisition Corporation and Roy F. Weston, Inc.
               (incorporated herein by reference to Appendix A to Amendment
               No. 1 to the Proxy Statement listed in Exhibit (a)(1)
               above).
     (d)(2)    Stock Pooling Agreement among the Company and certain
               holders of the Company's Common Stock effective January 2,
               1998 (incorporated herein by reference to Exhibit 10.29 to the Company's Annual Report on form 10-K for the year ended
               December 31, 1997) (the "Stock Pooling Agreement").
    *(d)(3)    Pool Majority Notice dated October 23, 2000 executed
               pursuant to the Stock Pooling Agreement by certain parties thereto (the "Pool Majority Notice"), and letter agreement dated March 9, 2001 amending the same.
    *(d)(4)    Agreement dated October 23, 2000 by and among the Special
               Committee of the Company's Board of Directors and the
               signatories to the Pool Majority Notice, and letter
               agreement dated March 9, 2001 amending the same.
    *(d)(5)    Management Exchange Letter Agreement dated March 9, 2001
               among ACAS Acquisitions (Weston), Inc., American Capital
               Strategies, Ltd. and William L. Robertson.
    *(d)(6)    Management Exchange Letter Agreement dated March 9, 2001
               among ACAS Acquisitions (Weston), Inc., American Capital
               Strategies, Ltd. and Patrick G. McCann.
     (d)(7)    Consulting Services/Retirement Agreement dated July 19, 1997 between Roy F. Weston, Inc. and Roy F. Weston (incorporated herein by reference to Exhibit 10.11 to the Company's
               Quarterly Report on Form 10-Q for the quarter ended
               September 30, 1997).
    *(d)(8)    Form of Non-disparagement letter agreement.
    *(d)(9)    Essential Terms Letter Agreement dated March 9, 2001 between
               ACAS Acquisitions (Weston), Inc. and certain members of the
               Weston family (including forms of Roy F. Weston, Inc.
               Consulting and Non-Compete Agreement for each of Katherine
               W. Swoyer and A. Frederick Thompson, Employment Agreement
               between Roy F. Weston, Inc. and Wayne F. Hosking, Jr.,
               Employment Agreement between Roy F. Weston, Inc. and Thomas
               M. Swoyer, Jr., Amendment to Employment Agreement between
               Roy F. Weston, Inc. and Melissa T. Kalucki and Letter
               Agreement with Thomas M. Swoyer regarding real estate
               matters).

EXHIBIT NO.    EXHIBIT
-----------    -------
   *(d)(10)    Form of Employment Agreement between Roy F. Weston, Inc. and
               William L. Robertson (attached as exhibit to Management
               Exchange Letter Agreement in Exhibit (d)(5) above).
   *(d)(11)    Form of Employment Agreement between Roy F. Weston, Inc. and
               Patrick G. McCann (attached as exhibit to Management
               Exchange Letter Agreement in Exhibit (d)(6) above).
    (d)(12)    Consulting and Services Agreement between Roy F. Weston,
               Inc. and Katherine W. Swoyer effective July 1, 1998
               (incorporated herein by reference to Exhibit 10.3 to the
               Company's Quarterly Report for the quarter ended June 30,
               1998).
    (d)(13)    Master Services Agreement for Consulting Services between
               Infrastructure Revitalization Institute and Roy F. Weston,
               Inc. dated November 11, 1999 (incorporated herein by
               reference to Exhibit 10.19 to the Company's Annual Report
               for the year ended 1999).
   *(d)(14)    Financing Term Sheet of American Capital Strategies, Ltd.
               (referred to in Exhibit (b)(2) above).
   *(d)(15)    Letter Agreement regarding the Merger Transaction among ACAS
               Acquisitions (Weston), Inc., Roy F. Weston, Inc., RFW
               Enterprises, Inc., Katherine W. Swoyer, Susan W. Thompson
               and Roy F. Weston.
       *(f)    Subchapter D of Chapter 15 of the Pennsylvania Business
               Corporation Law.
        (g)    Not applicable.


---------------


*Filed as an exhibit to the Company's Schedule 13E-3 filed on March 22, 2001 and incorporated by reference herein.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          Roy F. Weston, Inc.

                                          By:   /s/ WILLIAM L. ROBERTSON
                                            ------------------------------------
                                          Name: William L. Robertson
                                          Title:  Chief Executive Officer

                                               /s/ WILLIAM L. ROBERTSON
                                          --------------------------------------
                                                   William L. Robertson

                                                 /s/ PATRICK G. MCCANN
                                          --------------------------------------
                                                    Patrick G. McCann


Dated: April 25, 2001